UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2012.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Shares in Nidec Jiangsu Kaiyu Auto Electric (Jiangsu) Co., Ltd. in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 28, 2012, in Kyoto, Japan

Nidec Completes Acquisition of Shares in Nidec Jiangsu Kaiyu Auto Electric (Jiangsu) Co., Ltd. in China

Following the previous announcement on June 20, 2012 captioned “Nidec to Acquire Shares in Jiangsu Kaiyu Auto Appliance in China,” Nidec Corporation (NYSE: NJ, the “Company”) today announced that it completed the acquisition of shares representing a 51% ownership interest in Nidec Jiangsu Kaiyu Auto Electric (Jiangsu) Co., Ltd. (renamed from “Jiangsu Kaiyu Auto Appliance Co., Ltd.” on July 30, 2012) (“Nidec Kaiyu”), privately issued to the Company in a capital increase transaction (“Transaction”).

1.

Information on Nidec Kaiyu

(1) Company Name:

Nidec Jiangsu Kaiyu Auto Electric (Jiangsu) Co., Ltd.

(2) Headquarters:

Changzhou City, Jiangsu Province, China

(3) Representative:

Kenji Sawamura, Chairman of the Board of Directors

(4) Principal Businesses:

Development, manufacturing and sale of brush motors for EPS systems and automotive fans

(5) Total Equity:

16.33 million yuan (following the Transaction)

(6) Establishment:

September 2012 (approval for establishment of foreign-invested enterprise in the PRC)

(7) Shareholders / Ownership:

Nidec Corporation: 51%

Jiangsu Luokai Mechanical and Electrical Manufacturing Group Co., Ltd.: 24.99%

Caohai Wang (General Manager): 15.68%

Other management members: 8.33%

(8) Principal Place of Business:

China (Changzhou, Wuhan and Chongqing)

(9) Employees:

331

(10) Sales in Previous Fiscal Year:

94 million yuan (unaudited pro forma consolidated sales for the year ended December 31, 2011)

(11) Directors:

    Chairman of the Board of Directors and Representative:

Kenji Sawamura

    Deputy Chairman of the Board of Directors:

Xing Tang

    Director and General Manager:

Chaohai Wang

    Director and Deputy General Manager:

Niho Hirai

    Director:

Kazuya Hayafune

    Director:

Teruyuki Kai

    Director:

Gaofeng Qiu

2.

Future Operation Policy and Investment Plan

The Company has sought to expand its automotive motor business as one of its pillar businesses not only through organic growth but also by actively pursuing opportunities to acquire companies in the industry.

Nidec Kaiyu sells its products to Chinese automobile manufacturers and has strong presence in the Chinese market, which is expected to expand and grow, as a manufacturer of brush motors for electric power steering (“EPS”) systems.  Through the Transaction, the Company seeks to acquire technologies for brush motors for EPS systems, which the Company currently does not possess, and business opportunities in the Chinese automobile market, new entry into which has been difficult.  In addition, the Company and Nidec Kaiyu will aim to expand sales of brush motors for EPS systems to non-Chinese automobile manufacturers and to emerging economies outside China by mutually taking advantage of each other’s research and development capabilities, manufacturing facilities and sales channels.

3.

Effect on Financial Performance for the Current Fiscal Year

The impact of the Transaction on the Company’s consolidated financial performance for the current fiscal year is expected to be insignificant.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Company or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, and changes in business environments.  The Company does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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